STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2024
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
* * * * * *

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37563

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___

                                                          MM/DD/YY   MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF FIRM: StanCorp Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

  X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 1100 S.W. Sixth Avenue, 8th Floor

                                (No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shannon Martin	971-321-7943	Shannon.Martin@standard.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B.   ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

 Moss Adams LLP

                        (Name – if individual, state last, first, and middle name)

805 Southwest Broadway, Suite 1400	Portland	OR	97205
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-
   5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STANCORP EQUITIES, INC.

Table of Contents

Page

This filing contains (check all applicable boxes):**

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OATH OR AFFIRMATION

I, Jason Burlie, affirm that, to the best of my knowledge and belief, the financial report pertaining to StanCorp Equities, Inc., as of December 31, 2024 is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jason M Blie   3/19/25
Signature   Date

President
Title

Notary Public

BRIONNA LYNN DE LA TORRE
Notary Public, State of Texas
Comm. Expires 02-28-2029
Notary ID 135503916



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
StanCorp Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule G, Schedule J, and Schedule M (the "Supplemental Schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Supplemental Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information in the Supplemental Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the information in the Supplemental Schedules, we evaluated whether the information in the Supplemental Schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in the Supplemental Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Portland, Oregon
March 19, 2025

We have served as the Company's auditor since 2024.

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash	$	9,090,924
Due from affiliates		676,446
Prepaid expenses		432,017
Deferred tax asset		1,237,022
Other assets		10,327
Total assets	$	11,446,736

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	4,512,207
Due to affiliates		327,256
Income tax payable		702,914
Payroll related and other payables		1,094,779
Total liabilities		6,637,156

STOCKHOLDER'S EQUITY:

Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		4,583,696
Retained earnings		220,884
Total stockholder's equity		4,809,580
Total liabilities and stockholder's equity	$	11,446,736

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:		
Commission income	$	24,118,017
Expenses:		
Commissions		24,118,017
Personnel		16,095,525
Sales and travel		3,113,896
Service and administration fees		506,697
Telephone		106,993
Printing and postage		156,553
Variable allocated expenses		4,278,166
Other expenses		1,559,961
Total expenses		49,935,808
Operating expense offset for services provided to affiliates		(26,114,758)
Net expenses		23,821,050
Income before income tax expense		296,967
Income tax expense		296,967
Net income	$	-

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:

Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		(324,346)
Changes in assets and liabilities:		
Due to/from affiliates		(1,096,082)
Prepaid expenses		7,610
Income tax payable		402,230
Commissions payable		1,450,040
Payroll related and other payables		58,904
Other		33,973
Net cash provided by operating activities		532,329
Increase in cash		532,329
Cash, beginning of year		8,558,595
Cash, end of year	$	9,090,924

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock		Additional Paid-In Capital		Retained Earnings		Stockholder's Equity
Balance, January 1, 2024	$	5,000	$	4,583,696	$	220,884	$	4,809,580
Net income		-		-		-		-
Balance, December 31, 2024	$	5,000	$	4,583,696	$	220,884	$	4,809,580

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"), whose ultimate parent is Meiji Yasuda Life Insurance Company. The Company is registered with the Securities and Exchange Commission ("SEC") and various state-securities regulators as a broker-dealer. The Company's securities-related activities are limited to having general discussions, primarily with financial intermediaries, about retirement plan funding choices which may include securities and group insurance products. Practically, the Company does not currently conduct any substantive securities activity. The primary responsibility of broker dealer representatives ("Representatives") is to market full-service recordkeeping services administered by Standard Retirement Services, Inc. ("Standard Retirement Services") and promote the availability and features of funding choices available through Standard Retirement Services' platform, including the unregistered stable value funds issued by the Standard Insurance Company ("Standard"). The Company has entered into Administrative Services and Treasury Agreements (the "Agreements") with StanCorp, Standard, and Standard Retirement Services, which provide for the allocation of expenses between the affiliates. Pursuant to the Agreements such expenses are to be allocated at cost, as determined by the provider of the services. Standard and Standard Retirement Services are each wholly-owned subsidiaries of StanCorp. These allocated costs may not be comparable to those that would be exchanged between unrelated parties.

In 2025, the Company adjusted its processes, personnel and accounting to reflect that Standard is the entity responsible for the marketing and distribution of unregistered securities and group insurance products. See "Subsequent Events" for further information.

Operating Segments — The Company's Chief Operating Decision Maker ("CODM") is considered to be the management committee comprised of the Company's President, FINOP, and Chief Compliance Officer. The CODM allocates resources and assesses performance based upon total assets, net capital, and net income that are included in the accompanying statement of financial condition and statement of income. Discrete financial information is not available other than on a company-wide basis. Accordingly, the Company operates as a single operating segment.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP").

Cash— Cash includes cash on deposit with financial institutions. The Company maintains its cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to the amounts in excess of FDIC insurance coverage.

Due to and from Affiliates —Amounts due to and from affiliates consist of allocated overhead cost from StanCorp and its affiliates and operating expense offset for services provided to affiliates. The Company did not record an allowance related to receivables from affiliates in 2024, nor was there any activity related to an allowance recorded throughout the year. Amounts due to affiliates were $327,256 as of December 31, 2024. Amounts due from affiliates were $676,446 as of December 31, 2024. See

"Variable Allocated Expenses — Related Party" and "Operating Expense Offset for Services Provided to Affiliates — Related Party" for further information.

Prepaid Expenses — Prepaid expenses are amounts paid to vendors in advance of when services are provided which include expenses such as conference fees, event sponsorships and subscriptions.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard's and Standard Retirement Services' business sold or serviced.

Payroll Related and Other Payables — Payroll related and other payables include payroll related expenses and other accrued operating expenses that have been incurred in generating revenue as of year-end, but which will be settled subsequent to year-end.

Commission Expense— Commission expense represents commission payments to external brokers for Standard's business sold or serviced, which is recorded on a trade date basis or as incurred. Commission expense also includes incentive compensation paid to the Company's representatives, which is expensed as incurred.

Commission Income — The Company records commission income in the form of reimbursement from Standard and its affiliates at the point in time when the corresponding commission expense is incurred, per the terms of the Agreements between the Company and Standard.

The Company is a principal underwriter, or a distributor, of insurance-based investment products issued by Standard. The Company's performance obligation is to facilitate the purchase and servicing of such products issued by Standard, and marketed by the Company wholesalers. The performance obligation may be satisfied at a point in time or over time. Remuneration for services may take the form of contractual commission payments or pay-for-performance bonuses paid to Company wholesalers, both of which are considered commission income. Commission income from a performance obligation satisfied at a point in time is recognized when the contract is sold and funded, and commission expense is recognized. Commission expense is paid to unaffiliated brokers and the Company wholesalers. During 2024, revenue recognized at a point in time totaled $12,234,758. Commission income from a performance obligation satisfied over time is recognized pursuant to an agreement between the Company and independent producers for ongoing servicing of products. Commission expense is recognized as a percentage of assets in the contract. During 2024, revenue recognized over time totaled $11,883,259.

The Company considered the terms of the Agreements with its affiliates and the lack of any variable consideration features in the nature of the revenue received when concluding there were no remaining unsatisfied performance obligations in relation to the commission activity which occurred during the fiscal year.

Personnel Expense — Personnel expense represents salaries and benefits paid to the Company's personnel and is recognized as incurred.

Sales and Travel Expense — Sales and travel expense represents expenses incurred for sales conferences and promotions for the Company's services and Standard's products.

Service and Administration Fees — Service and administration fees represent fees paid to external vendors for bank fees and fund administration fees and are recognized as incurred.

Telephone Expense — Telephone expense includes phone service fees and long distance services, as incurred.

Printing and Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement plan business and are recognized as incurred.

Variable Allocated Expenses —**Related Party** — Variable allocated expenses consist of allocated overhead cost from StanCorp and affiliates which include, but are not limited to occupancy, information technology expenses, human resources, accounting and legal costs. Such expenses are allocated based on actual costs incurred, are recognized in the period incurred, and are payable monthly to affiliates.

Other Expenses — Other expenses include office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, and other miscellaneous operating expenses, and are recognized as incurred.

Operating Expense Offset for Services Provided to Affiliates — Related Party — Pursuant to the Agreements with StanCorp, Standard, and Standard Retirement Services, non-commission expenses are allocated to these affiliates by an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and miscellaneous services that the Company provides to support the operations of StanCorp, Standard, and Standard Retirement Services. These expenses are payable monthly to affiliates.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with the Company's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. If any tax is allocated to the Company, StanCorp pays estimated federal tax and the Company settles with StanCorp quarterly. State tax filing is combined to include both StanCorp and the Company. State tax filing is combined to include both StanCorp and the Company. StanCorp pays quarterly estimates to the state and the Company settles with StanCorp annually. The Company did not have any material uncertain tax positions as of December 31, 2024. As of December 31, 2024, the Company is subject to examination by the IRS for the years 2021 through 2024 and not subject to exam for years prior to 2021.

As of December 31, 2024, the Company had a net deferred tax asset of $1,237,022, which is entirely attributable to accrued sales and commission bonuses with no offsetting deferred tax liabilities. The balance is comprised of $947,565 federal DTA and $289,457 state DTA with an immaterial valuation allowance. Included in the provision for income tax expense was $324,346 of deferred tax benefit for 2024. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 21% because of the net result of permanent differences and the inclusion of state and local income taxes. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. The combined federal and state effective tax rate was 100% for 2024. The primary cause for the difference in the effective tax rate was due to the allocation of expenses to StanCorp, Standard, and Standard Retirement Services via an operating expense offset. See "Operating Expense Offset for Services Provided to Affiliates – Related Party" for more information. It is the Company's accounting policy to record interest paid on income tax liabilities as interest expense. Income tax penalties incurred are recorded as an operating expense. The Company did not incur any penalties or receive any refunds during 2024.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Pronouncements

Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose significant segment expenses and other segment items on an annual basis. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative threshold to determine its reportable segments. The new disclosure requirements are also applicable to entities that account and report as a single operating segment entity. This ASU is effective for the Company's December 31, 2024 disclosures, with no impact to the financial statements. Refer to "Operating Segments" section above for the disclosures related to the Company's single operating segment.

Subsequent Events — In 2025, the Company updated its processes, personnel and accounting to align with its current purpose. The Company's original business purposes was to serve as a wholesale distributor for registered Standard group variable annuities; however, Standard no longer sells such registered products. Currently, the Company serves to market and promote recordkeeping services and insurance products on behalf of Standard Retirement Services and Standard, respectively, primarily to brokers and does not conduct any substantive securities activity. To align with this purpose, the Company made the following changes effective January 1, 2025:
- Since a principal underwriter is no longer required for insurance products manufactured by the Standard, the Company has been removed from existing selling agreements and is no longer a party to any new selling agreements, between brokers and the Standard.
- Commission expense and revenue related to insurance product sales are no longer recorded to the Company.
- The Company's employees became employees of Standard Retirement Services.
- Only costs related to the maintaining the Company as a broker-dealer, such as personnel expenses for key individual and regulatory and compliance costs, are recorded as operating expenses of the Company. All other operating expenses, including expenses related sales, marketing and travel, will be recorded directly to Standard and Standard Retirement Services.

The Company has evaluated subsequent events through the date these financial statements were available to be issued, March 19, 2025 and concluded that there are no other material subsequent events which would require further disclosure.

2. **COMMITMENTS AND CONTINGENCIES**

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2024. The Company does not have an guarantees or other commitments as of December 31, 2024.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule adopted by the SEC, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $2,453,768 as of December 31, 2024, which was $2,011,291 in excess of the net capital requirement. The Company's ratio of aggregate indebtedness to net capital was 2.70 to 1 as of December 31, 2024.

The declaration and payment of dividends or return of capital to StanCorp is subject to the discretion of the Company's Board of Directors depending on financial condition, cash requirements, future prospects, net capital requirements and approval from FINRA. The Company declared no dividends during 2024.

******

Supplemental Schedule G
STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT RULE 15c3-1

AS OF DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	4,809,580
Less: nonallowable assets		2,355,812
Net capital before haircut on security positions		2,453,768
Haircut on security positions		-
Net capital	$	2,453,768

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$	6,637,156
Ratio of aggregate indebtedness to net capital		2.70 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	442,477
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	442,477
Excess net capital	$	2,011,291
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	1,790,052

There are no material differences between the computation of net capital presented above and the computation of net capital as of December 31, 2024 in the Company's unaudited Form X-17A-5, Part II-A re-filed with FINRA on March 19, 2025. As such no reconciliation is needed.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule J

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2024

With respect to the Computation for Determination of Reserve Requirements under SEA Rule 15c3-3, the Company does not claim an exemption. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, as there are no amounts to report and the Company does not hold customer funds or securities. As a result, the Company has not included the schedule "Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3."

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule M

STANCORP EQUITIES, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF
1934
AS OF DECEMBER 31, 2024**

With respect to the Information Relating to Possession and Control Requirements under SEA Rule 15c3-3, the Company does not claim an exemption. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, as there are no amounts to report and the Company does not hold customer funds or securities. As a result, the Company has not included the schedule "Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934."

See accompanying Report of Independent Registered Public Accounting Firm.